Exhibit 99.1

27 February 2017
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech enters into a Loan Agreement with Silicon Valley Bank

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, is pleased to announce that it has entered into a senior secured £6 million loan agreement with Silicon Valley Bank (the “Facility”), in-line with the Company’s strategy as announced at its Placing on 11 October 2016.

Under the Facility, Midatech will receive an initial tranche of £2 million, which is available on signing and is expected to be received by the Company within the next 10 working days. Two further conditional tranches of £2 million each will become available on achievement of certain clinical development milestones. The loans received under the Facility will be repayable by June 2020.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

About Silicon Valley Bank UK

For more than 30 years, Silicon Valley Bank (SVB) has helped innovative businesses, enterprises and their investors move bold ideas forward, fast. SVB provides a range of targeted financial services and expertise through its office in the UK. With commercial and international banking services, SVB helps address the unique needs of innovators. The UK's leading technology and life science businesses, in all stages of development, look to SVB’s niche expertise, experience and unparalleled network, as they grow at home and tackle new markets abroad. Learn more at svb.com/uk